UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 20, 2018
GLOWPOINT, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	001-35376 (Commission File Number)	77-0312442 (IRS Employer Identification No.)

999 18th Street, Suite 1350S Denver, Colorado 80202 (Address of principal executive offices, zip code)

(303) 640-3838 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a‑12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.
Agreement and Plan of Merger
On December 20, 2018, Glowpoint, Inc., a Delaware corporation (“Glowpoint”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Glowpoint Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Glowpoint (the “Merger Sub”), and SharedLabs, Inc., a Delaware corporation (“SharedLabs”). The Merger Agreement provides that, among other things and subject to the terms and conditions set forth in the Merger Agreement, (i) Glowpoint will effect a reverse stock split of its shares of common stock, par value $0.0001 per share (“Common Stock”), at a ratio to be approved by Glowpoint’s stockholders and board of directors, and which ratio, as set forth in the Merger Agreement, will not be greater than 1-for-30 without SharedLabs’ approval; (ii) the Merger Sub will merge with and into SharedLabs (the “Merger”), with SharedLabs surviving as a wholly-owned subsidiary of Glowpoint; and (iii) in connection therewith, each share of capital stock of SharedLabs issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive shares of Glowpoint’s Common Stock (the “Merger Consideration”). Under the terms of the Merger Agreement, the Merger Consideration will consist of an aggregate of 112,802,326 shares of Common Stock (on a pre-reverse stock split basis), subject to certain adjustments based upon the completion by SharedLabs of a private placement of equity securities for at least $5 million of net cash proceeds (the “SharedLabs Equity Financing”), the execution of one or more term sheets by SharedLabs with lending institutions for one or more credit facilities aggregating not less than $16 million in borrowing capacity subject to a maximum interest rate (the “SharedLabs Term Sheet”), and the working capital of each of Glowpoint and SharedLabs at closing compared to a target working capital for each of Glowpoint and SharedLabs. Warrants to purchase shares of SharedLabs common stock that remain outstanding as of the Effective Time will be converted into warrants to purchase shares of Glowpoint Common Stock, and a portion of the Merger Consideration will be reserved for the future exercise of such warrants. Subject to the adjustments described above, upon consummation of the proposed merger, the stockholders of Glowpoint existing prior to the transaction would collectively own an approximately 34% interest in the combined company and the stockholders of SharedLabs existing prior to the transaction would collectively own an approximately 66% interest in the combined company.

The completion of the Merger is subject to satisfaction or waiver of certain closing conditions, including (i) the receipt of all required approvals of the stockholders of Glowpoint and SharedLabs and any required third-party consents and regulatory clearances, including receipt of required approvals from the NYSE American, (ii) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (iii) the effectiveness of a Registration Statement on Form S-4 to be filed by Glowpoint pursuant to which the shares of Common Stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), (iv) the shares of Glowpoint Common Stock to be issued in the merger being approved for listing on the NYSE American stock exchange, (v) the completion of the SharedLabs Equity Financing and the execution by SharedLabs of the SharedLabs Term Sheet, (vi) the satisfaction and termination prior to closing of all contracts or other agreements to which SharedLabs is a party that provide a counterparty with redeemable or contingent common stock or a guaranteed return, (vii) the redemption of each share of issued and outstanding redeemable SharedLabs common stock, (viii) Glowpoint’s redemption, conversion or amendment of the terms of its Series A-2 Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, and (ix) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement. If SharedLabs fails to meet its obligations under either of its debt or equity financing closing conditions, Glowpoint may elect to proceed to close the merger with a reduction in the shares of its Common Stock to be issued to SharedLabs’ stockholders in the transaction, on terms set forth in the Merger Agreement.

Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding option to purchase Glowpoint Common Stock granted pursuant to an equity incentive plan of Glowpoint (a “Glowpoint Option”) will, to the extent outstanding and unexercised immediately prior thereto, become fully vested and, without any action on the part of any holder thereof, be automatically canceled in exchange for the right to receive, as soon as reasonably practicable following the Effective Time, the number of shares of Glowpoint Common Stock subject to such Glowpoint Stock Option; (ii) each outstanding share of restricted stock granted pursuant to an equity incentive plan of Glowpoint will, to the extent outstanding and subject to vesting or forfeiture conditions immediately prior thereto, become fully vested or released from such forfeiture conditions and be treated as shares of Glowpoint Common Stock for all purposes; and (iii) each outstanding restricted stock unit granted pursuant to an equity incentive plan of Glowpoint (other than certain restricted stock units excluded in the Merger Agreement) (a “Glowpoint RSU”) will, to the extent outstanding and subject to vesting or forfeiture conditions immediately prior thereto, become fully vested or released from such forfeiture conditions and, without any action on the part of any holder thereof, be automatically converted into the right to receive, as soon as reasonably practicable following the Effective Time, the number of shares of Glowpoint Common Stock subject to such Glowpoint RSU.
The Merger Agreement contains customary representations and warranties of Glowpoint and SharedLabs relating to their respective businesses and financial statements and, in the case of Glowpoint, its public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Glowpoint and SharedLabs, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the other party’s consent. The Merger Agreement also contains termination rights for each of Glowpoint and SharedLabs, including, among other customary termination provisions, (i) if the consummation of the Merger does not occur on or before May 15, 2019, subject to extensions to not later than December 20, 2019 for the sole purpose of obtaining regulatory clearances, (ii) if the stockholders of Glowpoint or SharedLabs fail to approve the Merger, (iii) subject to certain conditions, if Glowpoint’s board of directors changes its recommendation in favor of the Merger or if Glowpoint wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement), and (iv) if SharedLabs fails to complete the SharedLabs Equity Financing, as applicable. Upon termination of the Merger Agreement under specified circumstances, including the termination by (x) SharedLabs in the event of a change of recommendation by Glowpoint’s board of directors, (y) Glowpoint in order to enter into an agreement providing for a Superior Proposal or (z) SharedLabs in the event of a material breach of certain representations, warranties or covenants of Glowpoint in the Merger Agreement, Glowpoint would be required to reimburse SharedLabs for its transaction expenses up to a cap of $1.0 million and pay to SharedLabs a termination fee equal to $250,000. Upon termination of the Merger Agreement under specified circumstances, including the termination by Glowpoint in the event of a material breach of certain representations, warranties or covenants of SharedLabs in the Merger Agreement, SharedLabs would be required to reimburse Glowpoint for its transaction expenses up to a cap of $1.0 million and pay to Glowpoint a termination fee equal to $250,000. In addition, if the Merger Agreement is terminated because of a failure of SharedLabs to complete the SharedLabs Equity Financing, SharedLabs would be required to reimburse Glowpoint for its transaction expenses up to a cap of $1.0 million. In the event that a terminating party has the right to terminate pursuant to multiple provisions, such terminating party may elect which provision pursuant to which it is terminating the Merger Agreement.
Pursuant to the Merger Agreement, Glowpoint’s board of directors will consist of seven members after the completion of the Merger, of which one member may be appointed by the members of Glowpoint’s board existing prior to closing and the remaining members will be appointed by the members of SharedLabs’ board existing prior to closing.
The Merger Agreement includes a 45-day “go-shop” provision that allows Glowpoint and its advisors to actively solicit and negotiate with other potential acquirers to determine whether they are interested in making a proposal to acquire Glowpoint. Accordingly, Glowpoint will be free to solicit and engage in discussions and negotiations with respect to competing acquisition proposals through February 3, 2019. The Merger Agreement provides that, Glowpoint, during the period from the end of the go-shop period until the Effective Time, and SharedLabs, during the period from the date of the Merger Agreement until the Effective Time, will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. Each of Glowpoint and SharedLabs is required to call a meeting of its stockholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement.

The board of directors of Glowpoint has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Glowpoint and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, (iii) directed that the Merger Agreement be submitted to Glowpoint’s stockholders for approval and (iv) resolved to recommend the approval of the Merger Agreement, and the transactions contemplated thereby, by Glowpoint’s stockholders, who will be asked to vote on such approval at a special meeting of the Glowpoint stockholders.
The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Glowpoint or SharedLabs. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement.
The above description of the Merger Agreement and the transactions contemplated thereby is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.
Voting Agreements
On December 20, 2018, in connection with the execution of the Merger Agreement, Glowpoint entered into a voting agreement with each of Jason M. Cory, Mark T. Dinkle and Kishor Khandavalli, each of which is an officer and/or director of SharedLabs, and SharedLabs entered into a voting agreement with each of Patrick J. Lombardi, Kenneth Archer, David Giangano, Peter Holst, James S. Lusk and David Clark, each of which is an officer and/or director of Glowpoint (collectively, the “Voting Agreements”). Each Voting Agreement requires, subject to the terms and conditions thereof, that the stockholder subject thereto vote or cause to be voted all Glowpoint or SharedLabs, as applicable, voting capital stock owned by such stockholder in favor of the transactions contemplated by the Merger Agreement. The forms of the Voting Agreements executed by the Glowpoint and SharedLabs stockholders listed above are included as Exhibits B and C, respectively, to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.
Item 7.01. Regulation FD Disclosure.
On December 21, 2018, Glowpoint issued a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
In accordance with General Instruction B.2 of Form 8-K, the information furnished under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is deemed to be “furnished” and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information and Exhibit be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2018, by and among Glowpoint, Inc., SharedLabs, Inc. and Glowpoint Merger Sub, Inc.†
99.1	Press release dated December 21, 2018.
__________________________

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Additional Information and Where to Find It
This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any offer or sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This report relates to a proposed business combination between Glowpoint and SharedLabs.
In connection with the proposed transaction, Glowpoint intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Glowpoint that also constitutes a prospectus of Glowpoint. Glowpoint also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise. Any definitive proxy statement/prospectus of Glowpoint (if and when available) will be mailed to stockholders of Glowpoint.
INVESTORS AND SECURITY HOLDERS OF GLOWPOINT AND SHAREDLABS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Glowpoint and SharedLabs, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glowpoint will also be available free of charge on Glowpoint’s website at www.glowpoint.com.
Participants in the Solicitation
Glowpoint, SharedLabs and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Glowpoint is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on April 23, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. These documents can be obtained free of charge from the sources indicated above. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Glowpoint or SharedLabs using the sources indicated above.
Forward Looking and Cautionary Statements
This report contains forward-looking statements as defined under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities that Glowpoint or SharedLabs assumes, plans, expects, believes, intends, projects, estimates or anticipates (and other similar expressions) will, could, should or may occur in the future are forward-looking statements. Glowpoint’s and SharedLabs’ actual results may differ materially from their expectations, estimates and projections, and consequently you should not rely on these forward-looking statements as predictions of future events. Without limiting the generality of the foregoing, forward-looking statements contained in this report include statements regarding Glowpoint’s and SharedLabs’ future performance and the anticipated financial impacts of the business combination, the success of any business development initiatives to be pursued by Glowpoint or SharedLabs, the satisfaction of the closing conditions to the business combination, including the debt and equity financings to be pursued by SharedLabs, and the timing or success of the completion of the business combination. The forward-looking statements in this report are based on management’s current belief, based on currently available information, as to the outcome and timing of future events, and involve significant factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Most of these factors are outside of the control of Glowpoint or SharedLabs and are difficult to predict, and include, among other things, (1) the occurrence of any event, change or other circumstances that could cause the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against Glowpoint or SharedLabs following this announcement and the pursuit of the business combination contemplated by the Merger Agreement; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of Glowpoint or SharedLabs or failure to satisfy any other conditions to closing included in the Merger Agreement; (4) risks related to SharedLabs’ equity and debt financing conditions to closing; (5) the risk that the pursuit or execution of the business combination will disrupt current plans and operations as a result of the announcement and consummation of the business combination; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the negotiation and consummation of the business combination; (8) risks related to the disruption of the transaction to the parties and their management; (9) the effect of the announcement of the Merger Agreement on the parties’ ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; and (10) other risks and uncertainties identified in Glowpoint’s and SharedLabs’ filings with the SEC, including in Glowpoint’s Annual Report on Form 10-K for the year ending December 31, 2017 and in other filings made by Glowpoint with the SEC from time to time, including Glowpoint’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, and including in SharedLabs’ Form S-1 Registration Statement filed May 15, 2018 (File No. 333-224954) (including all amendments thereto) and in other filings made by SharedLabs with the SEC from time to time. The foregoing list of factors is not exclusive. Glowpoint and SharedLabs caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Any of these factors could cause Glowpoint’s and SharedLabs’ actual results and plans to differ materially from those in the forward-looking statements. Therefore, Glowpoint and SharedLabs can give no assurance that their future results will be as estimated. Glowpoint and SharedLabs do not intend to, and disclaim any obligation to, correct, update or revise any information contained herein to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based, other than as required by applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
GLOWPOINT, INC.

Date: December 27, 2018    By:    /s/ Peter Holst
Name: Peter Holst
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2018, by and among Glowpoint, Inc., SharedLabs, Inc. and Glowpoint Merger Sub, Inc.†
99.1	Press release dated December 21, 2018.
__________________________

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.